MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

November 7, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

Website: www.mirandagold.com

Second Project Being Drilled as Drilling Commences on

Miranda Gold’s Red Canyon Project

Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that its joint venture earn-in partner Romarco Minerals Inc. ("Romarco") has commenced reverse-circulation drilling at the Red Canyon project, located in the Battle Mountain-Eureka Trend, Eureka County, Nevada.  A 6,000 ft (~1,830m) drilling program is anticipated in three unique target areas.

Romarco’s drilling will test for extensions to gold mineralization at the Ice Prospect, where a previous hole intersected 95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0m of 4.01 g Au/t from 6.1 to 35.1m).  Additional drill holes, between the Ice Zone and Gexa Prospects, will test for deeper gold zones identified by the 2005 drilling campaign.

The Red Canyon project consists of 237 unpatented lode mining claims (7.7 square miles / 19.8 square kilometers) and adjoins U.S. Gold's Tonkin Springs property to the west.   The project covers an erosional "window" that exposes altered, brecciated and silicified lower-plate carbonate rocks that are age equivalent to the rocks hosting the Cortez Hills discovery. Drilling in 2005 by Miranda's previous JV partner Newmont Mining Corporation identified an extensive hydrothermal system between the Ice and Gexa target areas. Newmont's holes encountered deep oxidation, moderate to strong silicification and select intervals of fluidized breccias. These alteration features combined with elevated gold confirm the presence of a deeper, previously unrecognized Carlin-style gold system.

Currently Miranda has two projects being drilled, Red Canyon as just described, and Red Hill by Barrick Gold Exploration, Inc.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., Piedmont Mining Company Inc. and White Bear Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.